January 17, 2017

CONFIDENTIAL TREATMENT REQUESTED

VIA EDGAR AND COURIER

Susan Block

Attorney-Advisor

Division of Corporation Finance

Office of Transportation and Leisure

Securities and Exchange Commission

Mail Stop 3561

100 F Street N.E.

Washington, D.C. 20549

Ref.:	Azul S.A.

Draft Registration Statement on Form F-1

CIK No. 0001432364

Dear Ms. Block:

By letter dated December 21, 2016, the staff of the U.S. Securities and Exchange Commission (the “Staff”) provided certain comments to the Draft Registration Statement on Form F-1 confidentially submitted in December 2016 (the “Registration Statement”) by Azul S.A. (the “Company” or “Azul”). We are writing to respond on behalf of the Company to the comments of the Staff and indicate changes that have been made in the Registration Statement as a result of those comments. All page numbers below refer to the revised draft registration statement that is being confidentially submitted today (the “Revised Registration Statement”). We have included three copies of the marked version of the Revised Registration Statement with this letter, as well as three unmarked copies thereof.

For your convenience, we have reproduced below in italics the Staff’s comments, followed in each case by the Company’s response. In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Revised Registration Statement.

Summary Financial and Operating Data, page 12

1.	We note your response to prior comment 3. We believe the exclusion of expenses related to aircraft and other rent expenses in your non-GAAP presentation of EBITDAR is inconsistent with Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Please revise accordingly.

Response to Staff Comment #1:

The Company acknowledges the Staff’s comment and respectfully requests the Staff to reconsider the application of Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 to the Company. In particular, the Company believes that in view of the prominence of net income and other GAAP measures in the Revised Registration Statement, the disclosure of Adjusted EBITDAR should not be viewed as misleading because when properly labeled and explained, EBITDAR is intended to provide investors and analysts with what the Company believes is an additional metric traditionally used on a long standing basis by aviation analysts, the Company and international airlines.

The Company believes that because the Staff permits the disclosure of EBITDA, also a non-GAAP measure that excludes “normal, recurring, cash operating expenses necessary to operate a registrant’s business” such as interest expense, it should also permit the Company to use the related airline industry measure EBITDAR. The Company believes that EBITDAR, as opposed to EBITDA, is frequently used to measure and evaluate airlines. This is reflective of the fact that EBITDAR provides an operating metric that eliminates the effects of variability in capital structure across airlines (as discussed below). Airlines frequently have large variability in their mix of owned versus operating leased aircraft. For example, based on publicly available information filed with the SEC, US public airlines Delta Air Lines (“Delta”) and United Airlines Inc. (“United”) had 53% and 58%, respectively, of their aircraft fleet under operating leases as of December 31, 2015 while the two largest Latin American airlines, LATAM Airlines Group S.A. (“LATAM”) and Avianca Holdings S.A. (“Avianca”) had only 32% and 37%, respectively, of their aircraft fleets under operating leases as of December 31, 2015. By comparison, as of December 31, 2015, the Company had 71.9% of its fleet under operating leases due to its determination that operating leases, as opposed to financing aircraft acquisitions through loans or other credits, is a more efficient way to hold aircraft. As stated above, to reconcile these differences, the airline industry’s analysts frequently do not use EBITDA to measure and evaluate airlines, but instead use EBITDAR, which adjusts aircraft rentals so that the capital structure is not a factor in evaluating airline performance. The Company believes that the prevalence and significance of EBITDAR as a primary metric for evaluating airlines is further supported by the fact that industry analysts generally apply a multiple to EBITDAR when calculating enterprise value (“EV”), not the traditional discounted cash flow methodology used in other industries, in order to adjust the balance sheet to recognize estimated liabilities arising from off-balance sheet operating leases. This multiple when applied to the rent component of EBITDAR acts as a means of capitalizing rental payments, in effect removing the difference between using operating or finance leases and allowing investors to use EBITDAR as a proxy for operating result. In essence, this capitalization simulate the financing that would otherwise have to be on the balance sheet if the aircraft on operating lease had actually been purchased outright or acquired through a finance lease. As an example of this form of valuation, analysts at seven banks (consisting of Itaú BBA, Deutsche Bank, J.P. Morgan, Santander, Bradesco BBI, UBS and BTG Pactual) have issued research reports on five Latin American airlines between October 2016 and December 2016 which use an EV/EBITDAR multiple for valuation purposes; copies of which can be supplied to the Staff upon request.

In addition, EBITDAR is a financial measure used by the Company’s existing creditors. The Company believes that EBITDAR is a key performance measure that helps these creditors, analysts and investors in analyzing the Company’s financial performance. This is evidenced by the utilization of EBITDAR in the calculation of the financial covenants and ratios contained in certain of the Company’s debt financing instruments, described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Loans and Financing”, which require the Company to maintain certain net debt/EBITDAR ratios.

Furthermore, the Company wishes to call the Staff’s attention to the forthcoming effectiveness of IFRS 16, Leases (“IFRS 16”), which for a lessee such as the Company, eliminates the classification of leases as either operating leases or finance leases, as is required by IAS 17, Leases (“IAS 17”), and, instead, introduces a single lessee accounting model. As mentioned during the recent call with the Staff, IFRS 16 was published in January 2016 and becomes effective on January 1, 2019. IFRS 16 replaces IAS 17 and provides a solution for the current difficulties faced when comparing airlines utilizing finance leases to those utilizing operating leases by requiring lessees to account for all leases under a single on-balance sheet model, similarly to the way that finance leases are accounted for under IAS 17. Thus, the Company believes that IFRS 16 eliminates the distinction between operating and finance leases in a similar way that the presentation of EBITDAR does.

The most significant effect of the new requirements in IFRS 16 will be an increase in lease assets and financial liabilities. In particular, IFRS 16 requires a lessee to recognize (i) assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is below a certain value, (ii) depreciation of lease assets (included within operating costs) separately from interest on lease liabilities (included within finance costs) in the income statement, and (iii) where lease payments are made over time, a financial liability representing its obligation to make future lease payments. Under IFRS 16, leases are “capitalized” by recognizing the present value of the lease payments and showing them as either lease assets (right-of-use assets) or together with property, plant and equipment.

Companies may elect to apply IFRS 16 prior to the effective date. The Company believes that IFRS 16 will improve the transparency of financial statements and therefore intends to begin applying IFRS 16 on January 1, 2018, subject to the local regulator’s approval of the IFRS equivalent local accounting standard. The Company intends to present the effects of applying IFRS 16 on its December 31, 2017 financial statements.

As demonstrated above, the Company believes that disclosure of EBITDAR is not inherently misleading because it (i) provides an operating metric that removes variability in capital structure across airlines, (ii) is a measure of operating performance widely used in the airline industry, especially in Latin America, and (iii) is presented with the most directly comparable GAAP measure in equal prominence and with a quantitative reconciliation.

Therefore, as a result of the implementation of IFRS 16, which the Company expects to become standard practice by 2018, all aircraft acquisitions – whether financed or leased – would need to be capitalized and reflected in the aggregate on an airline’s balance sheet. Accordingly, the Company believes that EBITDAR (a measure for which the Company believes there is existing market reliance), by equalizing the impact of airline acquisition through loans versus through leases, in effect serves as a proxy for the IFRS 16 impact (particularly given that issuers are not required to provide a quantitative analysis of the IFRS 16 impact), and thus, Adjusted EBITDAR, when properly labeled as a non-GAAP measure in the Revised Registration Statement will allow the Company to provide potential investors with the type of information the Company believes analysts will have used for valuation purposes and that potential investors will inquire about. The Company understands that the Staff has considered Adjusted EBITDAR at high levels, but under the circumstances described herein, if the Company is allowed to present Adjusted EBITDAR, it will be able to address reasonable investor and analyst concerns, including those related to the impact of IFRS 16 in anticipation of its effective date, thus allowing for a more accurate comparison between the Company’s current and future financial statements.

In view of the foregoing, the Company respectfully requests the Staff to reconsider comment 1 and allow the Company to present Adjusted EBITDAR as an additional metric for analyst and investor consideration. The Company would be prepared to include appropriate disclosure to the effect that “investors should be aware that the Staff does not believe non-GAAP measures are necessarily accurate measures of operating performance and Adjusted EBITDAR should be considered in conjunction with the GAAP measures included elsewhere in this prospectus.”

If the Staff believes that inclusion of Adjusted EBITDAR is not permitted, the Company respectfully requests an opportunity to meet with the Staff in Washington D.C. to discuss in person.

Net Cash Provided by Financing Activities, page 102

2.	We note your disclosure on page 102 that you have obtained waivers for non-compliance with financial covenants until December 2016. Please disclose whether you have obtained new waivers effective after December 2016.

Response to Staff Comment #2:

The Company acknowledges the Staff’s comment and has revised the paragraph containing this disclosure as follows:

“As of September 30, 2016 and December 31, 2015, we were in compliance with the covenants under our material financing instruments, except for noncompliance related to: (1) items (i)(B) and (ii)(B) described above related to our ratio of adjusted net debt/EBITDAR; and (2) items (iii)(A) and (iii)(B). However, we successfully obtained waivers for all such financing instruments until December 2016 and expect them to be extended until December 2017.”

Enforceability of Civil Liabilities, page 236

3.	We note your response to our prior comment 6 and reissue in part. Please also explain how these arbitration provisions may affect US holders who hold ADSs that are listed on the New York Stock Exchange.

Response to Staff Comment #3:

The Company acknowledges the Staff’s comment and has revised the fifth paragraph of the “Enforceability of Civil Liabilities” section of the Revised Registration Statement as follows:

“Furthermore, to become a Level 2 segment of BM&FBOVESPA company, we have adhered exclusively to the Market Arbitration Chamber of the BM&FBOVESPA for resolution of disputes between us and our investors relating to or derived from the enforceability, validity, applicability, interpretation, breach and its effects, of the provisions of the Brazilian corporate law, the Company’s bylaws, the rules published by the CMN, the Central Bank, the CVM, and other rules applicable to the Brazilian capital markets in general, including the Level 2 rules, the Level 2 listing agreement, the Level 2 sanctions regulation and the rules of the Market Arbitration Chamber of the BM&FBOVESPA. Therefore, any disputes among our shareholders and holders of ADSs, and disputes between us and our shareholders and holders of ADSs, will be submitted to the Market Arbitration Chamber of the BM&FBOVESPA. As a result, a court in the United States might require that a claim brought by a holder of ADSs predicated upon the U.S. securities laws be submitted to arbitration in accordance with our bylaws. In that event, a purchaser of ADSs would be effectively precluded from pursuing remedies under the U.S. securities laws in the U.S. courts.”

Interim consolidated statement of operations, page F-7

4.	We note your response to prior comment 7. Please tell us the accounting entries recorded in relation to the seven sublease agreements where you will receive lease payments from TAP for an amount lower than the original agreement. It appears based on your response that the contractual rent expense for the subleased aircraft is included in “aircraft and other rent” and the associated sublease receipts are recorded in operating revenue, therefore, it is unclear as to why an additional amount is recorded in “result from related party transactions, net.”

Response to Staff Comment #4:

The Company acknowledges the Staff’s comment and respectfully informs the Staff that the Company subleases 15 aircraft to TAP, of which seven have a sublease rate lower than the contractual lease rate. The aircraft leases for these seven aircraft require the Company to pay approximately US$2,060.0 million per month, however only US$1,295.0 million of this monthly payment is recoverable from TAP under the seven subleases. The remaining terms of these leases and the TAP subleases are the same.

These seven TAP subleases were executed at a time when the market for regional aircraft was lower than when the original leases were executed, so although the Company believes the rates in these TAP subleases represent approximate market rates as of the date of the subleases’ execution, they do not allow for full recovery of the rates the Company pays on the original leases.

As a result, this difference, which after discounting to its present value amounts to R$42.3 million, was recorded as a provision for the obligations under onerous leases, as required by IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, paragraph 68, representing the amount of the future unavoidable costs under the contractual rent agreements.

The accounting entries recorded monthly for the seven lease and related sublease agreements are as follows (excluding the effects of discounting to its present value):

•	To record the contractual rent expense:

Dr	Aircraft and other rent
Cr	Accounts payable

•	To record the sublease receipts

Dr	Rent receivable –related party
Cr	Other revenue

The loss on onerous leases amounting to R$42.3 million, explained above, was recorded in the “result from related party transaction, net” line item in the statement of operations as of September 30 2016, as it represents the loss realized with a related party and the Company believes it provides investors with better disclosure and transparency for all related party transactions the Company had entered into during the period ended September 30, 2016.

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We thank you for your attention to this submission. As discussed, the Company is evaluating market conditions and will update the Staff further as soon as it has determined how and when to proceed. We hope the foregoing answers are responsive to your comments. If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 848-7527.

Very truly yours,

/s/ Stuart K. Fleishmann

Stuart K. Fleischmann

cc:	John Rodgerson – Chief Financial Officer, Azul S.A.
Joanna Portella – General Counsel, Azul S.A.
Julio Braga Pinto – Ernst & Young Auditores Independentes S.S.
Mark Foreman – Ernst & Young LLP
J. Mathias von Bernuth – Skadden Arps, Slate, Meagher & Flom LLP
Filipe B. Areno – Skadden Arps, Slate, Meagher & Flom LLP